August 29, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 76 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of the filing is to register shares of Amerigo VI Portfolio, Clermont VI Portfolio, Enhanced Income VI Portfolio, and Shelter VI Portfolio.

If you have any comments or questions, please contact JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP